Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 4, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD501 DATED                     , 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

PACERS Based Upon the Dow Jones-UBS Commodity IndexSM

Due October 4, 2011

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on October 4, 2011, unless called earlier by us.
■	No interest will be paid on the PACERS.
■

We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the closing value of the Dow Jones-UBS Commodity IndexSM (which we refer to as the underlying index) on any index business day during each of the three-index-business-day periods from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater than or equal to              (the closing value of the underlying index on the pricing date, which is the date on which the PACERS are priced for initial sale to the public).

■

If we do not call the PACERS, you will receive at maturity for each PACERS either (1) cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the negative percentage change in the closing value of the underlying index from the pricing date to the fifth business day before maturity (which we refer to as the final valuation date) if the closing value of the underlying index on the final valuation date is less than approximately 85% (to be determined on the pricing date) of the closing value of the underlying index on the pricing date or (2) $10.00 in cash.

■	The PACERS are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the PACERS and could be zero.
■	We will not apply to list the PACERS on any exchange.

Investing in the PACERS involves a number of risks. See “Risk Factors Relating to the PACERS” beginning on page PS-6.

“Dow Jones,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” and “Dow Jones-UBS Commodity Total Return IndexSM” are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Citibank, N.A.’s affiliate, Citigroup Global Markets Inc. The PACERS have not been passed on by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates. The PACERS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates and none of Dow Jones & Company, Inc., UBS AG, UBS Securities LLC or any of their subsidiaries or affiliates, makes any warranties or bears any liability with respect to the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Index

The PACERS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The PACERS are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per PACERS	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the Sales Commission described below)	$0.200	$
Proceeds to Citigroup Funding Inc.	$9.800	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the PACERS, will receive an underwriting fee of $0.200 for each $10.000 PACERS sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each PACERS they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.200 for each PACERS they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the PACERS to purchasers on or about March     , 2010 (3 business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. The amount you will receive at maturity or upon a call is linked to the closing value of the Dow Jones-UBS Commodity IndexSM, which we refer to as the underlying index. We will call the PACERS, in whole, but not in part, only if the closing value of the underlying index on any index business day (which we refer to as a call date) during each of the three-index-business-day periods (which we refer to as a call determination period) from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater than or equal to      (the closing value of the index on the pricing date, which we refer to as the starting index value). The PACERS will not otherwise be called even if the closing value of the underlying index on any index business day other than a call date is greater than or equal to the starting index value. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least five business days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing value of the underlying index on the final valuation date (which we refer to as the ending index value) is less than approximately 85% (to be determined on the pricing date) of the starting index value. In this case, you will receive at maturity cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the negative percentage change in the closing value of the underlying index from the pricing date to the final valuation date (which we refer to as the negative index percentage change), provided that such amount will be less than your initial investment in the PACERS and could be zero. Thus, if we do not call the PACERS, you will not in any case receive an amount at maturity greater than your initial investment. The PACERS are not principal protected.

The PACERS mature on October 4, 2011, are callable by us semi-annually beginning on September     , 2010 and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERS — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

No. We will not make any periodic payments of interest on the PACERS.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing value of the underlying index on any index business day during each of the three-index-business-day periods from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater

than or equal to the starting index value of             . If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $            , the product of $10 and 4.50% to 5.50% (to be determined on the pricing date), if the PACERS are called on any call date during the call determination period from September     , 2010 to September     , 2010, $            , the product of $10 and 9.00% to 11.00% (to be determined on the pricing date), if the PACERS are called on any call date during the call determination period from March     , 2011 to March     , 2011 and $            , the product of $10 and 13.50% to 16.50% (to be determined on the pricing date) if the PACERS are called on any call date during the call determination period from September     , 2011 to September     , 2011.

If we call the PACERS on any call date during one of the call determination periods from September     , 2010 to September     , 2010 or March     , 2011 to March     , 2011, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least five business days after the call date. If we call the PACERS on any call date during the call determination period from September     , 2011 to September     , 2011, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the value of the underlying index through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS on any call date during the call determination period from September     , 2011 to September     , 2011, at maturity you will receive for each PACERS you hold a call price in cash equal to $            , which is the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•

cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the negative index percentage change, if the ending index value is less than approximately 85% (to be determined on the pricing date) of the starting index value, or

•	$10 in cash.

As a result, if we do not call the PACERS and the ending index value is less than approximately 85% (to be determined on the pricing date) of the starting index value, the cash amount you receive at maturity for each PACERS will be less than your initial investment in the PACERS and could be zero. Furthermore, if we do not call the PACERS, you will not in any case receive an amount at maturity greater than your initial investment.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the Dow Jones-UBS Commodity IndexSM and What Does It Measure?

Unless otherwise stated, all information on the Dow Jones-UBS Commodity IndexSM provided in this pricing supplement is derived from Dow Jones & Company, Inc. (which we refer to as Dow Jones), UBS Securities LLC (which we refer to as UBS Securities), UBS AG (which we refer to as UBS AG) or other publicly available sources. The Dow Jones-UBS Commodity IndexSM is an index calculated, published and disseminated by Dow Jones and UBS Securities and is intended to provide a liquid and diversified benchmark for commodities investments. The Dow Jones-UBS Commodity IndexSM was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-UBS Commodity IndexSM is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a futures contract or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-UBS Commodity IndexSM for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade. For further information on the Dow Jones-UBS Commodity IndexSM, including its makeup, method of calculation and changes in its components, see “Description of the Dow Jones-UBS Commodity IndexSM” in this pricing supplement.

Please note that an investment in the PACERS does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the Dow Jones-UBS Commodity IndexSM.

How Has the Dow Jones-UBS Commodity IndexSM Performed Historically?

We have provided a table showing the high, low and end-of month closing values of the underlying index for each month in the period from January 2005 to February 2010 and a graph showing the closing values of the underlying index on each index business day from January 3, 2005 to March 4, 2010. You can find the table and the graph in the section “Description of the Dow Jones-UBS Commodity IndexSM — Historical Data on the Dow Jones-UBS Commodity IndexSM” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Dow Jones-UBS Commodity IndexSM. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

No. The PACERS will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Our affiliate, Citibank, N.A., will act as Calculation Agent for the PACERS. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the PACERS. You should refer to “Risk Factors–Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the commodities included in the underlying index. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the starting index value and, therefore, the value that the underlying index must be equal to or greater than on any call date before we call the PACERS and you can receive a mandatory call premium. This hedging activity also could affect the value of the underlying index during the term of the PACERS and, therefore, the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes. The PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the ending index value, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Closing Value of the Underlying Index Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the ending index value. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and the ending index value is less than approximately 85% (to be determined on the pricing date) of the starting index value then the cash amount you receive at maturity will be less than your initial investment in the PACERS and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the closing value of the underlying index exceeds the starting index value at one or more times after the pricing date (excluding any call date) but is less than approximately 85% (to be determined on the pricing date) of the starting index value on the final valuation date. There is no minimum payment at maturity on the PACERS, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Return On Your Investment If We Do Not Call the PACERS

If we do not call the PACERS and the ending index value is not less than approximately 85% (to be determined on the pricing date) of the starting index value at maturity you will receive $10.00 in cash. Thus, if we do not call the PACERS, you will not in any case receive an amount at maturity greater than your initial investment.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing value of the underlying index on any call date during the three call determination periods from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater than or equal to the starting index value. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the closing value of the underlying index through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the underlying index and allowed you to participate more fully in the appreciation of the value of the underlying index.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other periodic payments on the PACERS.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS (and regardless of whether the ending index value is less than approximately 85% (to be determined on the pricing date) of the starting index value), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The PACERS are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the PACERS, and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the PACERS

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the PACERS at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the PACERS.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the value of the underlying index changes from the starting index value. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the value of the underlying index exceeds the starting index value, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that value because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of the underlying index are not likely to be reflected in the trading price of the PACERS because we will call the PACERS if the closing value of the underlying index on any call date during any of the call determination periods is greater than or equal to the starting index value. If you choose to sell your PACERS when the value of the underlying index is below the starting index value, you may receive less than the amount you originally invested.

Trading prices of the futures contracts included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities trading markets on which such futures contracts are traded, and by various circumstances that can influence the values of such futures contracts in a specific market segment of a particular commodity. Citigroup Funding’s hedging activities in the futures contracts included in the underlying index, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the futures contracts included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the underlying index changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, we expect their value would be significantly different.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the PACERS.    The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the PACERS. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the underlying index or the value of the underlying index itself.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by one or more of our affiliates will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the starting index value and, therefore, the value that the underlying index must be equal to or greater than on any call date before we call the PACERS and you can receive a mandatory call premium. This hedging activity during the term of the PACERS could also affect the value of the underlying index and therefore the market value of the PACERS. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the PACERS declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the PACERS in secondary market transactions will likely be lower than the public offering price since the public offering price of the PACERS will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the PACERS, as well as the cost of hedging our obligations under the PACERS. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the PACERS. The PACERS are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the PACERS attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the PACERS.

Changes in the value of the underlying index will affect the value of the PACERS, but it is impossible to predict whether the value of the underlying index will rise or fall.

Higher Future Prices of the Futures Contracts Included in the Underlying Index Relative to Their Current Prices May Decrease Your Return on the PACERS

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts included in the underlying index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in December may specify a February expiration. As time passes, the contract expiring in February is replaced by a contract for delivery in March. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a positive “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, some of the contracts recently have not exhibited backwardation and backwardation will most likely not exist at all times in the future. Moreover, certain of the commodities included in the underlying index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, decrease your return on the PACERS.

The PACERS Include the Risk of Concentrated Positions in One or More Commodity Sectors

The physical commodities underlying the futures contracts included in the underlying index from time to time are heavily concentrated in a limited number of sectors, for instance, energy and agriculture. An investment in the PACERS may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, as of February 28, 2010 approximately 32.17% of the component commodities of the underlying index were energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the underlying index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and hence the value of the PACERS could decline.

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

The commodity futures contracts that underlie the Dow Jones-UBS Commodity IndexSM are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”) and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effects of any future regulatory change on the value of the PACERS is impossible to predict, but could be substantial and adverse to your interests as a holder of the PACERS. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject Citigroup Funding or its affiliates to position limits in certain commodity futures contracts.

The underlying index includes commodity contracts on foreign trading facilities that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets. The underlying index includes commodity contracts on physical commodities on trading facilities located outside the United States. The Dow Jones-UBS Commodity Index Committee currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. trading facility that can be included in the index; historically, such percentages have not exceeded 20%. The regulations of the CFTC do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Dow Jones, UBS Securities and the Dow Jones-UBS Commodity Index Committee to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the underlying index. In addition, because foreign trading facilities may be open on days when the level of the underlying index is not published, the value of the commodities included in the underlying index may change on days when the underlying index level is unavailable.

The PACERS Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the PACERS, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator. Because the PACERS are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The PACERS Are Linked to the Dow Jones-UBS Commodity IndexSM and not to the Dow Jones-UBS Commodity Index Total ReturnSM

The PACERS are linked to the Dow Jones-UBS Commodity IndexSM and not to the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the index components. The Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the PACERS are linked to the Dow Jones-UBS Commodity IndexSM and not the Dow Jones-UBS Commodity Index Total ReturnSM, the return from an investment in the PACERS will not reflect this total return feature.

The Volatility of the Value of the Underlying Index May Result in a Cash Payment at Maturity Less Than or Equal to Your Initial Investment

Historically, the value of the underlying index has been volatile. From January 3, 2005 to March 4, 2010, the closing value of the underlying index has been as low as 101.9990 and as high as 237.9530. If we do not call the PACERS, whether you receive at maturity cash in an amount equal to the amount of your initial investment in the PACERS or cash in an amount less than your initial investment depends upon the ending index value. The volatility of the value of the underlying index may result in your receiving at maturity a cash amount less than your initial investment in the PACERS and which could be zero, which will result in a loss.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the futures contracts included in the underlying index or derivative instruments relating to such futures contracts or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the value of the futures contracts included in the underlying index and thus, the value of the underlying index and the market value of the PACERS.

You May Not Be Able to Sell Your PACERS If an Active Trading Market for the PACERS Does Not Develop

The PACERS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PACERS. Citigroup Global Markets may, but is not obligated to, make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PACERS, the price at which you may be able to trade your PACERS is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the PACERS it is likely that there would be no secondary market for the PACERS. Accordingly, you should be willing to hold your PACERS to maturity.

Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citibank N.A. will determine the closing value of the underlying index on any call date, the starting index value and the ending index value. Additionally, determinations made by Citibank N.A., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of its unavailability, modification or discontinuance may adversely affect the payments to you upon call or at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the PACERS, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in futures contracts or commodities included in the underlying index or in other instruments, such as options, swaps or futures, based upon futures contracts or commodities included in the underlying index. This hedging activity may present a conflict between your interest in the PACERS and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of the underlying index and therefore the market value of the PACERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Since hedging the obligations under the PACERS involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the PACERS declines.

You Will Have No Rights Against the Publishers of the Underlying Index or With Respect to Any Futures Contracts or Commodities Included in the Underlying Index

You will have no rights against the publishers of the underlying index, even though the amount you receive at maturity will depend upon the ending index value, which depends, in part, on the weighted values of the underlying index. By investing in the PACERS, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the futures contracts or commodities included in the underlying index. The index publishers are not in any way involved in this offering and have no obligations relating to the PACERS or the holders of the PACERS. The PACERS are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities included in the underlying index.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERS in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE PACERS

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the PACERS. The description in this pricing supplement of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

PACERS Based Upon the Dow Jones-UBS Commodity IndexSM (the “Underlying Index”) are callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the closing value of the Underlying Index. We will call the PACERS, in whole, but not in part, only if the closing value of the Underlying Index on any Index Business Day (each a “Call Date”) during the three-Index-Business-Day periods (each a “Call Determination Period”) from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater than or equal to the Starting Index Value of             . The PACERS will not be called even if the closing value of the underlying index on any Index Business Day other than a Call Date is greater than or equal to the Starting Index Value. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Ending Index Value is less than approximately 85% (to be determined on the Pricing Date) of the Starting Index Value. In this case, you will receive at maturity cash in an amount which will be directly linked to the negative change in value of the Underlying Index from the its closing value on the Pricing Date, and will be less than the amount of your initial investment and could be zero. Furthermore, if we do not call the PACERS, you will not in any case receive an amount at maturity greater than your initial investment.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERS issued will be $             (     PACERS). The PACERS will mature on October 4, 2011, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the closing value of the Underlying Index on any Call Date during the Call Determination Periods from September     , 2010 to September     , 2010, March     , 2011 to March     , 2011 or September     , 2011 to September     , 2011 is greater than or equal to the Starting Index Value. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $            , the product of $10 and 4.50% to 5.50% (to be determined on the Pricing Date), if the PACERS are called on any Call Date during the Call Determination Period from September     , 2010 to September     , 2010, $            , the product of $10 and 9.00% to 11.00% (to be determined on the Pricing Date), if the PACERS are called on any Call Date during the Call Determination Period from March     , 2011 to March     , 2011 and $            , the product of $10 and 13.50% to16.50% (to be determined on the Pricing Date) if the PACERS are called on any Call Date during the Call Determination Period from September     , 2011 to September     , 2011.

If we call the PACERS on any Call Date during one of the Call Determination Periods from September     , 2010 to September     , 2010 or March     , 2011 to March     , 2011, we will provide notice of a call, including the exact payment date, within one Business Day after the Call Date and will make the payment associated with such call at least five Business Days after such Call Date. If we call the PACERS on any Call Date during the Call Determination Period from September     , 2011 to September     , 2011, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the value of the Underlying Index through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS on any Call Date during the Call Determination Period from September     , 2011 to September     , 2011, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $            , the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on October 4, 2011. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•

cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the Negative Index Percentage Change, if the Ending Index Value is less than approximately 85% (to be determined on the Pricing Date) of the Starting Index Value, which we refer to as the “Downside Trigger Value.” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Ending Index Value is less than the Downside Trigger Value, the cash amount you receive at maturity for each PACERS will be less than your initial investment in the PACERS and could be zero. Furthermore, if we do not call the PACERS, you will not in any case receive an amount at maturity greater than your initial investment.

The “Starting Index Value” will equal the closing value of the Underlying Index on the Pricing Date.

The “Ending Index Value” will equal the closing value of the Underlying Index on the Final Valuation Date.

The “Pricing Date” means March     , 2010, the date on which the PACERS are priced for initial sale to the public (expected to price on or about March 24, 2010, or if such day is not a scheduled Index Business Day, the next succeeding scheduled Index Business Day).

The “Final Valuation Date” will be September 27, 2011, the fifth Index Business Day before maturity.

The “Negative Index Percentage Change” will equal the following fraction:

Ending Index Value – Starting Index Value

Starting Index Value

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the PACERS, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) futures contracts which then comprise 20% or more of the value of the Underlying Index or any successor index, (ii) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (iii) any options or futures contracts relating to futures contracts which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a futures contract included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that futures contract to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that futures contract relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

Amounts Payable at Call or Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the Underlying Index on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per PACERS

•	Pricing Date: March 24, 2010

•	Settlement Date: March 29, 2010

•	Final Valuation Date: September 22, 2011

•	Maturity Date: September 29, 2011

•	Starting Index Value: 130.0000

•	Minimum Underlying Index value at which a Mandatory Call occurs: 130.0000 (100.00% of the hypothetical Starting Index Value)

•	Mandatory Call Premium:

a.	the product of $10 and 4.75%, if called on any Call Date in September 2010

b.	the product of $10 and 9.50%, if called on any Call Date in March 2011

c.	the product of $10 and 14.25%, if called on any Call Date in September 2011

•

If the PACERS have not been previously called, at maturity, whether you receive cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the Negative Index Percentage Change or your initial investment ($10.00 per PACERS) depends on whether the Ending Index Value has declined by more than 15% (to less than 110.5000, the “Downside Trigger Value”) from the Starting Index Value on the Final Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Starting Index Value; whether the closing value of the Underlying Index on any Call Date is greater than or equal to the Starting Index Value, causing the PACERS to be called; and if the PACERS are not called, whether the Ending Index Value has declined by more than approximately 15% (to be determined on the Pricing Date) from the Starting Index Value causing you to receive at maturity cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the Negative Index Percentage Change.

PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing value of the Underlying Index on the relevant Call Date is equal to or greater than 130.0000, the value at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in September 2010, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.475. Call Price = $10.00 + $0.475 = $10.475 per PACERS

b. If the Call Date occurs in March 2011, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.950. Call Price = $10.00 + $0.950 = $10.950 per PACERS

c. If the Call Date occurs in September 2011, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.425. Call Price = $10.00 + $1.425 = $11.425 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Not Breached

The PACERS are not called on any of the Call Dates, and the Ending Index Value is not less than 85% of the Starting Index Value, or 110.5000, on the Final Valuation Date.

Since the Ending Index Value is not less than 110.5000, the amount received at maturity will be $10.00 per PACERS. Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Breached

The PACERS are not called on any of the Call Dates, and the Ending Index Value is less than 85% of the Starting Index Value, or 110.5000, on the Final Valuation Date. At maturity you will receive for each PACERS cash in an amount equal to $10.00 plus the product of (a) $10.00 and (b) the Negative Index Percentage Change.

Even if the closing value of the Underlying Index is greater than 130.0000, or the value at which a Mandatory Call occurs, at one or more times on or prior to the Final Valuation Date, the closing value of the Underlying Index is below 130.0000 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the Ending Index Value is 84.5000, then you will receive at maturity cash in an amount equal to $10 plus (a) the product of $10 and (b) the Negative Index Percentage Change. Amount received at maturity =

$10.00 + [$10.00 x {(84.5000 –130.0000)/130.0000}] = $6.50

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called on any Call Date

Date on which the PACERS are called	Any Call Date in September 2010	Any Call Date in March 2011	Any Call Date in September 2011
Hypothetical Starting Index Value	130.0000	130.0000	130.0000
Hypothetical minimum value at which a Mandatory Call would occur	130.0000	130.0000	130.0000
Hypothetical closing value of the Underlying Index on the Call Date	133.2500	139.7500	149.5000
Call Price for the PACERS	$10.475	$10.950	$11.425
Return on the Underlying Index	2.50%	7.50%	15.00%
Return on PACERS	4.75%	9.50%	14.25%

PACERS are not Mandatorily Called on any of the Call Dates

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Starting Index Value	130.0000	130.0000
Hypothetical Ending Index Value	115.7000	84.5000
Amount received at maturity	$10.00	$6.50
Return on the Underlying Index	-11.00%	-35.00%
Return on the PACERS	0.00%	-35.00%

Discontinuance of the Dow Jones-UBS Commodity IndexSM

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity IndexSM or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Dow Jones-UBS Commodity IndexSM, then the value of the Dow Jones-UBS Commodity IndexSM will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the PACERS.

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity IndexSM and a successor index is not selected by the Calculation Agent or is no longer published on the date of determination of the value of the Dow Jones-UBS Commodity IndexSM, the value to be substituted for the Dow Jones-UBS Commodity IndexSM for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Dow Jones-UBS Commodity IndexSM prior to any such discontinuance.

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity IndexSM before we call the PACERS and prior to the determination of the maturity payment amount, if any, and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination that we will call the PACERS, (b) the determination of the maturity payment amount, if any, and (c) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in determining the value of the Dow Jones-UBS Commodity IndexSM as described in the preceding paragraph. The Calculation Agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity IndexSM may adversely affect trading in the PACERS.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Dow Jones-UBS Commodity IndexSM as described above, the successor index or value will be substituted for the Dow Jones-UBS Commodity IndexSM for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity IndexSM may adversely affect the value of the PACERS, if any.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, your broker and the beneficial owners of the PACERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones-UBS Commodity IndexSM or any successor index is changed in any material respect, or if the Dow Jones-UBS Commodity IndexSM or any successor index is in any other way modified so that the value of the Dow Jones-UBS Commodity IndexSM, Dow Jones-UBS Commodity IndexSM or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones-UBS Commodity IndexSM, Dow Jones-UBS Commodity IndexSM or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones-UBS Commodity IndexSM or the successor index. Accordingly, if the method of calculating the Dow Jones-UBS Commodity IndexSM or any successor index is modified so that the value of the Dow Jones-UBS Commodity IndexSM or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the Calculation Agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

The CUSIP number for the PACERS is 17314V445.

Calculation Agent

The Calculation Agent for the PACERS will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERS. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the PACERS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the PACERS. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-UBS COMMODITY INDEXSM

General

Unless otherwise stated, we have derived all information regarding the Dow Jones-UBS Commodity IndexSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones, UBS Securities and UBS AG, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. Dow Jones and UBS Securities are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones-UBS Commodity IndexSM at any time. Additionally, Dow Jones and UBS Securities can add, delete or substitute the components underlying the Dow Jones-UBS Commodity IndexSM or make other methodological changes that could change the level of the Dow Jones-UBS Commodity IndexSM. Dow Jones and UBS Securities have no obligation to consider the interests of the holders of the PACERS in calculating or revising the Dow Jones-UBS Commodity IndexSM. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones-UBS Commodity IndexSM.

The Dow Jones-UBS Commodity IndexSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Dow Jones-UBS Commodity IndexSM. The value of the Dow Jones-UBS Commodity IndexSM is computed on the basis of hypothetical investments in the basket of commodities that make up the Dow Jones-UBS Commodity IndexSM.

The PACERS are linked to the Dow Jones-UBS Commodity IndexSM and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

On May 6, 2009, UBS Securities acquired AIG Financial Product Corp.’s commodity business, as a result of which the Dow Jones-AIG Commodity IndexSM became re-branded as the Dow Jones-UBS Commodity IndexSM effective May 7, 2009. The Dow Jones- UBS Commodity IndexSM has an identical methodology to the Dow Jones-AIG Commodity IndexSM and takes the identical form and format of the Dow Jones-AIG Commodity IndexSM. The Dow Jones-UBS Commodity IndexSM was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-UBS Commodity IndexSM currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-UBS Commodity IndexSM for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-UBS Commodity IndexSM Advisory Committee and Supervisory Committee

Prior to January 1, 2007, the Dow Jones-AIG Commodity IndexSM Oversight Committee (the “Oversight Committee”) assisted Dow Jones and AIG Financial Products Corp. (“AIG-FP”) in connection with the operation of the Dow Jones-AIG Commodity IndexSM. The Oversight Committee included prominent members of the financial, academic and legal communities and met annually to consider changes to be made to the Dow Jones-AIG Commodity IndexSM for the coming year.

Effective January 1, 2007, Dow Jones and AIG-FP replaced the Oversight Committee with a two-tier structure composed of an Advisory Committee and a Supervisory Committee, which structure is still in place for the Dow Jones-UBS Commodity IndexSM. The purpose of this two-tier structure is to expand the breadth of input into the decision-making process, while also providing a mechanism for a more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions that may affect the Dow Jones-UBS Commodity IndexSM.

The Supervisory Committee is currently composed of three individuals. The Advisory Committee currently consists of nine leading figures from the financial and academic communities. The Supervisory Committee will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee.

As described in more detail below, the Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity IndexSM are determined at an annual meeting and implemented the following January.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM was created using the following four main principles:

•

Economic significance.    The Dow Jones-UBS Commodity IndexSM is intended to represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-UBS Commodity IndexSM uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity IndexSM primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity IndexSM also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (such as gold) relative to non-storable commodities (such as live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Put another way, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Dow Jones-UBS Commodity IndexSM thus relies on data that is both an inherent aspect of the futures market (liquidity) and external to the futures market (production) in determining relative weightings.

•

Diversification.    A second major goal of the Dow Jones-UBS Commodity IndexSM is to provide diversified exposure to commodities as an asset class. As described further below, diversification rules have been established and are applied annually.

•

Continuity.    The third goal of the Dow Jones-UBS Commodity IndexSM is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The Dow Jones-UBS Commodity IndexSM is intended to provide a stable benchmark.

•

Liquidity.    Another goal of the Dow Jones-UBS Commodity IndexSM is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity IndexSM can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance.

Daily Calculations

The Dow Jones-UBS Commodity IndexSM is calculated daily by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones-UBS Commodity IndexSM (based on their relative weightings) to the previous day’s Dow Jones-UBS Commodity IndexSM value. Since the futures contracts included in the Dow Jones-UBS Commodity IndexSM are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five Business Days during such applicable period.

Annual Reweightings and Rebalancings of the Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity IndexSM are determined at an annual meeting under the supervision of the Advisory and Supervisory Committees and implemented the following January. The composition of the Index for 2010 was approved by the Supervisory Committee at a meeting held in October 2009.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Dow Jones-UBS Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the futures contract selected as the reference contract for that commodity (the “Designated Contract”), and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities that were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities that will be included in the Dow Jones-UBS Commodity IndexSM (the “Index Commodities”) and their respective percentage weights, as described below.

Commodity Index Multipliers

Subject to the Diversification Rules discussed below, CIPs are incorporated into the Dow Jones-UBS Commodity IndexSM by calculating the new unit weights for each Index Commodity. On the fourth Business Day of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Dow Jones-UBS Commodity IndexSM, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Diversification Rules

The Dow Jones-UBS Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the index relies on several diversification rules, which are applied annually when the Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced on a price-percentage basis. The following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM as of January of the applicable year:

•	No related group of commodities (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity (e.g., natural gas or silver) may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM in January, the percentage of any single commodity or group of commodities will fluctuate and may exceed or be less than the percentages set forth below.

Commodities Available for Inclusion in the Dow Jones-UBS Commodity IndexSM

Commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration and which are the subject of a qualifying related futures contract. The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2010 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several London Metal Exchange (“LME”) contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, UBS Securities selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, UBS Securities selects the most actively traded contract. This process is reviewed by the Advisory and Supervisory Committees. Data concerning this Designated Contract will be used to calculate the Dow Jones-UBS Commodity IndexSM. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available to replace that Designated Contract. The Designated Contracts for the commodities included in the Dow Jones-UBS Commodity IndexSM for 2010 are as follows:

Commodity	Designated Contract	Exchange	Units	Price Quote	Target Weighting***
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton	5.75%
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound	2.56%
Copper*	High Grade Copper	COMEX	25,000 lbs	cents/pound	7.64%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	7.09%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	2.00%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel	14.33%
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.	9.11%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.58%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	3.55%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	2.10%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu	11.55%
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton	2.37%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	3.29%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.91%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	3.00%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	2.89%
Unleaded Gasoline**	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	cents/gallon	3.53%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.70%
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton	3.02%

*

The Dow Jones-UBS Commodity IndexSM uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

**	As announced by the Oversight Committee on March 3, 2006, The New York Harbour Unleaded Gasoline (HU) contract was replaced in April 2006 by the Reformulated Gasoline Blendstock for Oxygen Blending (RB) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration. No changes to the Commodity Index Multipliers occurred as a result of this transition.
***

Reflects the approximate weightings of the 19 commodities included in the Dow Jones-UBS Commodity IndexSM as approved by the Supervisory Committee in October 2009, which became effective in January 2010.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Dow Jones-UBS Commodity IndexSM.

Commodity Groups

For purposes of applying the diversification rules discussed above, the commodities available for inclusion in the Dow Jones-UBS Commodity IndexSM are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Target Weighting*:	Commodities:	Commodity Group:	Target Weighting*:	Commodities:
Energy	32.99%	Crude Oil	Livestock	5.65%	Live Cattle
		Heating Oil			Lean Hogs
		Natural Gas
		Unleaded Gasoline	Grains	19.70%	Corn
					Soybeans
Precious Metals	12.40%	Gold			Wheat
		Silver
			Softs	7.45%	Cotton
					Sugar
Industrial Metals	18.78%	Aluminum			Coffee
		Copper
		Nickel	Vegetable Oil	3.00%	Soybean Oil
		Zinc

*

Reflects the approximate weightings of the seven Commodity Groups of the Dow Jones-UBS Commodity IndexSM as approved by the Supervisory Committee in October 2009, which became effective in January 2010.

The Dow Jones-UBS Commodity IndexSM Is a Rolling Index

The Dow Jones-UBS Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position.

Dow Jones-UBS Commodity IndexSM Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity IndexSM will be adjusted in the event that UBS Securities determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM on that day;

•	the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity Index SM; or

with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM that trades on the LME, a Business Day on which the LME is not open for trading.

Historical Data on the Dow Jones-UBS Commodity IndexSM

Monthly High, Low and End-of-Month Closing Values

On May 6, 2009, UBS Securities acquired AIG Financial Product Corp.’s commodity business, as a result of which the Dow Jones-AIG Commodity IndexSM became re-branded as the Dow Jones-UBS Commodity IndexSM effective May 7, 2009. The following table sets forth the high, low and end-of-month closing values of the Dow Jones-UBS Commodity IndexSM for each month in the period from January 2005 through March 2010 as reported on Bloomberg. These historical data on the Dow Jones-UBS Commodity IndexSM are not indicative of the future performance of the Dow Jones-UBS Commodity IndexSM or what the market value of the PACERS may be. Any historical upward or downward trend in the value of the Dow Jones-UBS Commodity IndexSM during any period set forth below is not an indication that the Dow Jones-UBS Commodity IndexSM is more or less likely to increase or decrease at any time during the term of the PACERS.

	2005			2006			2007
	High	Low	Close	High	Low	Close	High	Low	Close
January	148.3080	142.1800	146.8210	174.2240	167.0050	173.6690	166.0940	155.8800	166.0940
February	156.8860	142.4120	156.8860	172.5550	159.7260	162.2340	173.5030	163.8630	171.0130
March	165.2460	155.7790	162.0940	167.3510	158.7800	165.1940	172.3280	165.9350	171.9630
April	162.3890	151.9610	152.2940	180.0140	164.7230	175.7670	174.3510	170.8300	173.2150
May	152.6100	146.0780	150.7270	187.6280	174.5720	176.6790	174.8190	170.0820	172.7230
June	161.4030	152.3900	152.8850	178.9130	165.3520	173.2350	176.4840	168.5220	169.6710
July	160.1750	154.1070	159.3300	179.9620	170.8900	178.0320	174.5360	168.7360	172.4460
August	172.1580	160.8240	170.8160	179.5340	168.8680	170.8760	170.8200	161.0620	165.5660
September	179.0690	165.9010	178.2490	170.6470	156.5870	159.9570	179.7150	166.8480	178.2500
October	178.8160	166.5160	166.5160	169.7860	156.0750	166.8170	183.5240	172.1230	183.5240
November	167.6110	163.3580	166.4020	175.2140	166.1630	175.2140	184.9180	177.2470	177.2470
December	180.2400	168.3830	171.1490	174.5900	165.7550	166.5090	185.5680	176.2160	184.9640

	2008			2009			2010
	High	Low	Close	High	Low	Close	High		Low		Close
January	192.4830	181.1570	192.2860	123.4580	110.2920	110.9300	145.0288		129.0506		129.0506
February	216.4620	189.8450	215.5210	113.1430	102.5510	105.9880	134.8378		126.5582		133.2895
March	219.0930	197.3340	201.5980	114.2040	101.9990	109.7820	135.8540	*	132.9638	*	133.9446	*
April	215.2100	199.5660	208.5520	113.7630	107.4940	110.5710
May	220.4100	204.0030	213.9470	124.9320	114.1290	124.9320
June	234.1150	212.9540	233.0340	131.1160	120.9640	122.5360
July	237.9530	203.1800	205.1030	126.4750	113.2370	126.4750
August	204.3460	187.1520	189.8890	132.9180	125.1700	125.7190
September	183.7730	167.3910	167.7760	129.5390	122.9310	127.6830
October	167.4840	126.1960	131.9720	138.9060	124.1740	131.8621
November	137.6280	117.4540	122.7530	137.2439	131.4192	136.4934
December	118.2010	106.0920	117.2440	140.0458	131.5882	139.1873

*	Through March 4, 2010.

The closing value of the Dow Jones-UBS Commodity IndexSM on March 4, 2010 was 133.9446.

Historical Graph

The following graph sets forth the daily closing value of the Dow Jones-UBS Commodity IndexSM from January 3, 2005 to March 4, 2010. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing values of the Dow Jones-UBS Commodity IndexSM are not indicative of future the Dow Jones-UBS Commodity IndexSM closing values. This graph does not reflect intra-day values.

License Agreement

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc.

The PACERS are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the PACERS or any member of the public regarding the advisability of investing in securities or commodities generally or in the PACERS particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Citigroup Global Markets Inc. or the PACERS. Dow Jones and UBS Securities have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the PACERS into consideration in determining, composing or calculating the Dow Jones-UBS Commodity IndexSM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the PACERS to be issued or in the determination or calculation of the equation by which the PACERS are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the PACERS customers, in connection with the administration, marketing or trading of the PACERS. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the PACERS currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the PACERS. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and the PACERS.

This pricing supplement relates only to the PACERS and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the PACERS should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the PACERS. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE PACERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CITIGROUP GLOBAL MARKETS INC., OTHER THAN UBS AG.

All disclosures contained in this pricing supplement regarding the Dow Jones-UBS Commodity IndexSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, UBS Securities, or UBS AG. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Dow Jones-UBS Commodity IndexSM under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of the Dow Jones-UBS Commodity IndexSM on the Final Valuation Date is less than approximately 85% of the Starting Index Value and (ii) the closing value of the Dow Jones-UBS Commodity IndexSM on each Mandatory Call Date is less than 100% of the Starting Index Value, the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of the Dow Jones-UBS Commodity IndexSM, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of the Dow Jones-UBS Commodity IndexSM, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent instrument issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long- term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERS in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the PACERS. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which may include financial instruments similar to the PACERS) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

In the Notice discussed above under Possible Alternative Treatment, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the PACERS.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Recent Legislative Developments Potentially Affecting Taxation of PACERS Held By or Through Foreign Entities

Proposed legislation recently introduced in the U.S. Congress would generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the PACERS paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the PACERS paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the PACERS might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the PACERS.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the PACERS (             PACERS) for $9.800 per PACERS, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.200 per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.200 per PACERS on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.200 for each PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS will not be listed on any exchange.

In order to hedge its obligations under the PACERS, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

PACERS

Based Upon the

Dow Jones-UBS Commodity Indexsm

Due October 4, 2011

($10 Principal Amount per PACERS)

Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Pricing Supplement

                    , 2010

(Including Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)